Exhibit 99.1

Navigator Gas Announces Entry Into $147.6 Million Secured Term Loan and Revolving Credit Facility

LONDON, August 12, 2024 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announced today that Navigator Atlas L.L.C., Navigator Aurora L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., and Navigator Triton L.L.C. (the “Borrowers”) has entered into a secured term loan and revolving credit facility dated August 9, 2024 (the “Facility Agreement”), with Credit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (PUBL), pursuant to which such lenders made available to the Borrowers, up to a maximum amount of $147.6 million, subject to the terms and conditions set out in the Facility Agreement, to refinance the Company’s existing March 2019 secured loan facility, to fund the repurchase of the Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement, and for general corporate and working capital purposes.

The loan is available to the Company in two tranches: the first, in the amount of up to $100.8 million will be used to repay the Company’s existing March 2019 secured loan facility not later than August 31, 2024 in the outstanding amount of $58.9 million, and thereafter be available for general corporate and working capital purposes; the second, in the amount of up to $46.8 million is available to fund the repurchase of Navigator Aurora not later than October 31, 2024 in the amount of $44.8 million, and thereafter be available for general corporate and working capital purposes.

The Facility Agreement will mature in August 2030 and amounts outstanding will bear interest on a quarterly basis at SOFR plus 190 basis points, which margin includes a sustainability-linked adjustment relating to fleet environmental criteria. The Facility Agreement is secured by up to five of the Company’s vessels.

Obligations under the Facility Agreement are guaranteed by Navigator Gas L.L.C. and the Company. The Facility Agreement contains certain conditions, covenants and events of default.

Mads Peter Zacho, Chief Executive Officer, commented:

“This new facility underscores our commitment to improving our already strong financial footing with significant cost savings while enhancing our operational flexibility. The sustainability-linked adjustment in the facility agreement reflects our ongoing efforts to meet environmental standards, which includes reducing emissions and improving fuel efficiency across our fleet.”

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com
and randy.giveans@navigatorgas.com
Address:	333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial